SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K



      Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

                              For the month of July


                           VAN DER MOOLEN HOLDING N.V.
                (Translation of Registrant 's name into English)


                                Keizersgracht 307
                                1016 ED Amsterdam
                                 The Netherlands
                                (+31) 20 535 6789
                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F


                Form 20-F      X            Form 40-F
                          -----------                 -----------

        (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-s(b)
                   under the Securities Exchange Act of 1934.)


                         Yes                No    X
                             --------         ---------


       (if "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)


                Schedule of Information Contained in this Report:

      1. The English language press release of Van der Moolen Holding N.V.
          dated July 10, 2006 announcing the Settlement of Stock Loan
                  Investigation with New York Stock Exchange.

        Van der Moolen Specialists Reaches Settlement of Stock
           Loan Investigation With New York Stock Exchange


    AMSTERDAM, Netherlands--(BUSINESS WIRE)--July 10, 2006--Van der Moolen Holding N.V. (NYSE:VDM) (Amsterdam:VDMN) announced today that Van der Moolen Specialists USA, LLC ("VDMS"), a 75% owned subsidiary of Van der Moolen Holding N.V., has entered into a settlement with the New York Stock Exchange ("NYSE") resulting from the NYSE's investigation into certain broker/dealer stock lending practices of VDMS's stock loan department, focusing on transactions involving finders. VDMS closed its stock loan department, which was not one of its core businesses, in February 2005.
    VDMS consented to findings by an NYSE Hearing Officer that employees of its stock loan department caused it to engage in irregular stock loan transactions and related violations, including that VDMS failed to reasonably supervise the activities of its stock loan department. VDMS also consented to the imposition of a penalty of censure and a fine of $3.5 million.
    This settlement will negatively impact the second quarter 2006 net result of Van der Moolen Holding N.V. as determined under International Financial Reporting Standards (IFRS) by approximately EUR 1.0 million, since part of the settlement already was recognized as a provision in our 2005 IFRS Annual Report issued March 16th 2006.
    In our US GAAP financial statements issued on Form 20-F for the year ending 2005 as filed with the SEC on June 23, 2006 the financial impact was fully taken into account.
    The NYSE Hearing Board Decision took into consideration, among other things, that VDMS took corrective and remedial actions including voluntarily closing the stock loan department completely when the conduct at issue was revealed, and terminating employees responsible for running and supervising the stock loan department. The NYSE Hearing Board Decision also took into consideration that VDMS gave "full, candid and proactive cooperation" to the NYSE during the course of its investigation, and that all the VDMS employees involved in the alleged improper activities of the stock loan department or who had any supervisory responsibility for the stock loan department were either discharged or have retired from the Firm.
    For more information about Van der Moolen, please visit www.vandermoolen.com or contact Investor Relations/Corporate Communications, telephone +31 (0)20 535 6789.
    Van der Moolen trades on the leading US and European equity, option and fixed income exchanges. The group trades in open outcry and electronic markets in several time zones. On the NYSE, Van der Moolen currently has a market share of nearly 11% of transaction volume for which it acts as specialist. Van der Moolen's traders worldwide execute an average of 100,000 trades a day. Turnover and price volatility are the most important factors influencing its results.
    Van der Moolen's shares are listed on Euronext Amsterdam (VDMN.AS). American Depositary Receipts (ADRs) representing Van der Moolen shares are listed on the NYSE (VDM).

    Disclaimer:

    This press release contains forward-looking statements within the meaning of, and which have been made pursuant to, the Private Securities Litigation Reform Act of 1995. All statements regarding our future financial condition, results of operations and business strategy, plans and objectives are forward-looking. Statements containing the words "anticipate," "believe," "intend," "estimate," "expect," "hope," and words of similar meaning are forward-looking. In particular, the following are forward-looking in nature: statements with regard to strategy and management objectives; pending or potential acquisitions; pending or potential litigation and government investigations, including litigation and investigations concerning specialist trading in the U.S.; future revenue sources; the effects of changes or prospective changes in the regulation or structure of the securities exchanges on which our subsidiaries operate; and trends in results, performance, achievements or conditions in the markets in which we operate. These forward-looking statements involve risks, uncertainties and other factors, some of which are beyond our control, which may cause our results, performance, achievements or conditions in the markets in which we operate to differ, possibly materially, from those expressed or implied in these forward-looking statements. We describe certain important factors to consider in connection with these forward-looking statements under "Key Information - Risk Factors" and elsewhere in our annual filing with the U.S. Securities and Exchange Commission on Form 20-F. We caution you not to place undue reliance on these forward-looking statements, which reflect our management's view only as of the date of this Report. We have no obligation to update these forward-looking statements.


    CONTACT: Van der Moolen
             Investor Relations/Corporate Communications
             +31 (0)20 535 6789
             www.vandermoolen.com

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                VAN DER MOOLEN HOLDING N.V.

    Date: July 10, 2006                         By: /s/ Richard E. den Drijver

                                                    ----------------------------
                                                name: Richard E. den Drijver
                                                title: Chairman of the Executive
                                                Board

                                                By: /s/ Leo J. Pruis

                                                    ----------------------------
                                                name: Leo J. Pruis
                                                title: Chief Financial Officer
                                                Member of the Executive Board

                                                By: /s/ Casper F. Rondeltap

                                                    ----------------------------
                                                name : Casper F. Rondeltap
                                                title: Member of the Executive
                                                Board

           ----------------------------------------------------------